Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
www.fulbright.com

David E. Morrison Partner dmorrison@fulbright.com	direct dial: (214) 855-8301 telephone: (214) 855-8000 facsimile: (214) 855-8200
March 2, 2007
VIA FEDERAL EXPRESS
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Intervoice, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2006
Filed May 15, 2006
Form 10-Q for the Quarter Ended November 30, 2006
File No. 1-15045
Dear Mr. Spirgel:
     We have the following responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 2, 2007 to Craig E. Holmes, the Executive Vice President and Chief Financial Officer of Intervoice, Inc. (the “Company”). Our responses are based on information provided by the Company and are numbered to correspond to the numbers used to designate the staff’s comments in your letter.
Form 10-Q for the Quarter Ended November 30, 2006
COMMENT NO. 1:
We note your disclosure that you use a “weighted average of the implied volatility, the most recent one-year volatility and the median volatility for the period of the expected life of the option to determine the expected volatility to be used in (y)our fair value calculation.” Provide us with more details of how you determine your expected volatility and why you believe your approach is appropriate. Further:
•	Tell us what you mean by implied volatility and the variables from which it was derived;
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Mr. Larry Spirgel
March 2, 2007

•	Tell us why you believe it is appropriate to utilize a historical volatility for only the most recent one-year period and how it was determined;
•	Tell us what you mean by “the median volatility for the period of the expected life of the option” and how it was determined; and
•	Provide us with the expected volatility used in your fair value calculations, and the related implied volatility, historical volatility and median volatility used to calculate expected volatility.
Your response should specifically address in detail your consideration of SAB Topic 14:D.1 and SFAS 123(R).
RESPONSE NO. 1:
SFAS 123R does not prescribe a method to estimate expected volatility, but does describe factors to consider in estimating expected volatility, including implied volatility, historical volatility, considerations for the weighting of those factors, and other relevant data for estimating the expected volatility assumption for purposes of calculating the fair value of stock options. The Company consulted with an outside expert, Aon Consulting, regarding various statistical based methods for determining expected volatility. From these methods, the goal was to choose an appropriate metric that would reasonably estimate the expected volatility of the Company’s traded shares. Various excerpts from the Aon Consulting report are included in our response as applicable.
SFAS 123R considers historical volatility to be the most representative factor in determining expected volatility. The Company considered historical volatility over the expected lives of its options by calculating the median of the rolling volatilities for the period of time which equates to the expected life of the option being valued. For example, volatility factors were calculated in 4.24 year increments for the stock price dating back 16.19 years with the median representing 69.96%.

Mr. Larry Spirgel
March 2, 2007

Excerpt from Aon Consulting report:

	Years		Median of	Most Recent	Most Recent		Implied Volatility	Prior Year
	of	Mean	4.24-Year	4.24-Year	1.00-Year	Implied	52 Week	FAS 123
Peer Company	Data	Reversion[1]	Life [2]	Volatility	Volatility	Volatility [3]	Min / Max	Selection [4]

1. Avaya	5.70	82.75%	84.39%	79.77%	37.16%	37.36%	26.24%/ 73.43%	64.80%
2. Comverse Technology	13.52	54.65%	54.86%	41.96%	28.27%	35.49%	23.03%/ 46.54%	73.00%
3. Convergys	7.81	46.29%	44.73%	38.33%	26.73%	27.99%	22.19%/ 42.98%	45.70%
4. Glenayre	16.15	75.19%	73.33%	71.43%	75.08%	N/A	N/A / N/A	64.00%
5. Interactive Intelligence	6.70	71.74%	69.74%	60.37%	58.97%	N/A	N/A / N/A	76.60%
6. Nortel Communications	24.43	51.25%	32.66%	80.90%	40.49%	44.97%	35.83%/ 64.01%	86.26%
7. Nuance Communications	10.47	100.93%	125.18%	58.60%	46.27%	57.83%	29.52%/ 103.14%	51.00% - 55.00%[5]
8. Openwave Systems	6.98	118.25%	124.84%	97.27%	39.85%	52.73%	32.23%/ 78.24%	89.90%

Average of All Peers		75.13%	76.22%	66.08%	44.10%	42.73%	28.17%/ 68.06%	71.47%
Median of All Peers		73.47%	71.54%	65.90%	40.17%	41.17%	27.88%/ 68.72%	73.00%

Intervoice Inc. - Daily	16.19	72.21%	69.96%	75.46%	39.79%	51.64%	35.50%/ 76.80%	57.00%

Intervoice Inc.[6] - Daily	16.19	68.89%	67.60%	75.46%	39.79%	51.64%	35.50%/ 76.80%	57.00%
Intervoice Inc.[7] - Daily	16.19	70.50%	68.89%	73.52%	39.79%	51.64%	35.50%/ 76.80%	57.00%
Intervoice Inc.[8] - Daily	16.19	67.01%	66.54%	73.52%	39.79%	51.64%	35.50%/ 76.80%	57.00%

Footnotes:

[1]	The Mean Reversion represents the annualized volatility of the stock prices over its entire history.

[2]	If a volatility is calculated over a 4.24-year life at every point throughout a stock’s history, this represents the median of these volatilities.

[3]	Implied Volatility is the underlying volatility in the open market of publicly traded Call options as quoted on ivolatility.com on 5/31/2006.

[4]	Represents the volatility selection for the prior reporting year as disclosed in their financial statements.

[5]	This data was not used in the calculations of the Average and Median.

[6]	Represents Intervoice’s volatility, excluding the period from 4/1/2000 to 6/30/2000, due to an acquisition that affected this period.

[7]	Represents Intervoice’s volatility, excluding the period from 4/1/2002 to 6/30/2002, due to the after effects of 9/11/2001.

[8]	Represents Intervoice’s volatility, excluding both the aforementioned periods.
The Company experienced nine restructuring events during the past seven years; therefore management believes that historical volatility by itself may not be representative of expected volatility. Accordingly, the Company did not only consider historical volatility in the assessment, but rather weighted the calculation of historical volatility at 65% (65% representing the remaining weighting after consideration of the implied and one year volatility factors discussed below) of the volatility calculation for options with an expected life of 4.24 years.
The second factor considered was implied volatility which is the underlying volatility in the open market of the Company’s publicly traded call options as quoted on ivolatility.com. The public markets for the Company’s traded options range from 30 to 180 days. Therefore, while implied volatility clearly has the benefit of a market view of expected volatility of the stock, it does not match the vesting period of the options, which ranges from three to four years, nor does it reflect the employment restriction that the stock options contain. As a 180-day option does not match the expected lives of the options the Company has granted, the Company weighted this factor to equate to 180 days of the total expected life (i.e., 0.5 divided by the expected life of the option). For options with an expected life of 4.24 years, this factor represents a weighting of approximately 12% of the Company’s volatility calculation. In addition, after consideration of the guidance in SAB Topic 14:D, the Company believes that this lower weighting for implied volatility is appropriate.
Excerpt from Aon Consulting report:

Mr. Larry Spirgel
March 2, 2007

     The chart below illustrates the implied volatilities for Intervoice as of May 31, 2006.

Maturity	Implied Volatillity
as of 5/31/2006
30- Day Average	59.28%
60- Day Average	59.28%
90- Day Average	57.77%
120- Day Average	54.62%
150- Day Average	52.64%
180- Day Average	51.64%

[1]	The Implied Volatility Index is calculated by using a weighting technique factoring the delta and vega of each option participating in IV Index calculations. In total, 4 “At-The-Money” options within each expiration date to solve for the Implied Volatility Index of each stock. This Implied Volatility Index is normalized to fixed tenors (30, 60, 90, 120, 150, 180 days) using a linear interpolation by the square root of time.
The third factor considered was the most recent 12 month volatility which the Company also believes is meaningful when estimating future volatility. This factor was considered as it represents the current market perception of the Company. Rather than carving out historical periods of time which include anomalies, which could be subjective, the Company has chosen to include the most recent 12 month volatility in its calculation of estimated future volatility. The most recent 12 month volatility factor used in the calculation of expected volatility was 39.79%. However, a one year historical volatility does not match the expected lives of the options the Company has granted, and thus the Company weighted it to equate to one year of the total expected life (i.e., 1 divided by the expected life of the option). For options with an expected life of 4.24 years, this factor represents a weighting of approximately 23% of the Company’s volatility calculation.
As noted above, the Company utilized historical volatility over the expected term, implied volatility and the most recent 12 month historical volatility in calculating its expected volatility, with the weighting factors designated above. The Company has thoroughly reviewed and accepted the recommendation of Aon Consulting regarding the use of this volatility calculation as stated in the referenced reports as a method that contains little to no subjectivity, can be consistently applied over time, and reflects the concept of reversion to mean. The Company has consulted with Aon Consulting during its fiscal years 2006 and 2007 and has consistently used the same recommended volatility calculation. The Company anticipates continuing to use a consistent calculation in the future. It is the Company’s practice to have Aon Consulting update these calculations at least once a year or when circumstances indicate the need for an update.
Expected volatility of 60.68% was used for options with an expected life of 4.24 years. The components used to calculate this expected volatility were implied volatility of 51.64%, most recent one year volatility of 39.79% and median of the 4.24-year (historical) volatility of 69.96%. Expected volatility of 57.60% was used for options with an expected life of 3.74 years. The components used to calculate this expected volatility were implied volatility of 51.64%, most recent one year volatility of 39.79% and median of the 3.74-year (historical) volatility of 66.87%.

Mr. Larry Spirgel
March 2, 2007

     Excerpts from Aon Consulting report:
Alternative C — 60.68% - This is based upon a weighted average of the implied volatility, the most recent 1.00-year volatility, and the median of the 4.24-year volatility for Intervoice stock.
For options granted with a 3-year graded vesting schedule, using an expected life of 3.74 years with Alternative C would yield a weighted average volatility of 57.60%.
COMMENT NO. 2
Please provide the disclosures required by paragraphs 64, A240 and A241 of SFAS 123(R), which we were unable to locate in your Forms 10-Q. In this regard, we refer you to the interpretive response to Question 1 of SAB Topic 14:H.
RESPONSE NO. 2:
It has been the Company’s practice in its Form 10-Qs to follow the interim disclosure guidance in Article 10 of Regulation S-X and only provide updated information. The Company realizes that certain disclosures regarding SFAS 123R have been omitted from its Form 10-Q filing; therefore, the Company will amend its Form 10-Q for the quarterly period ended November 30, 2006 to include these incremental disclosures. The Company will file its amended Form 10-Q within the next few weeks. A draft of the revised disclosures related to SFAS 123R for the three and nine month periods ended November 30, 2006, which are still subject to final review, are included as Attachment 1 to this letter.
The Company acknowledges that the adequacy and accuracy of the disclosures in the referenced filings are the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the referenced filings. The Company also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
March 2, 2007

     If you have any questions in connection with our responses, please do not hesitate to contact me.

Sincerely yours,

/s/ David E. Morrison
David E. Morrison

DEM/jmm Enclosure
cc:	Mr. Kyle Moffatt
Accountant Branch Chief
Securities and Exchange Commission

Ms. Kathryn T. Jacobson
Staff Accountant
Securities and Exchange Commission

Mr. Craig E. Holmes
Executive Vice President and Chief Financial Officer
Intervoice

Stock-based Compensation
          Our shareholders approved the 2005 Stock Incentive Plan in July 2005. This plan encompasses all remaining shares available for grant under all prior plans. As of November 30, 2006, we had reserved 9,331,741 shares of common stock for issuance under the plan, with 8,310,681 shares reserved for stock options and restricted stock units outstanding at that date and 1,021,060 shares reserved for future grants. The Compensation Committee of our Board of Directors controls the granting of options and restricted stock units under the plan. Option prices are set at the fair market value per share of stock on the date of grant. Substantially all of the options have a 7-year or 10-year term. Except for options granted in July 2004 and July 2005, options generally vest ratably over a 3 or 4 year period. Fifty percent of the options granted in July 2004 vested on February 28, 2005, and the remaining fifty percent will vest in July 2007. Fifty percent of the options granted in July 2005 vested on February 28, 2006, and the remaining fifty percent will vest in February 2009. We recognize compensation expense of share-based awards which vest ratably on a straight-line basis over the vesting period of the award.
          Effective March 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, “Share-Based Payments,” using the modified prospective application method. SFAS 123R requires companies to include a compensation expense in their statements of operations relating to the issuance of employee stock options and other equity awards based on the grant date fair value of the equity instrument. We applied the requirements of the statement to new awards and to awards modified, repurchased or cancelled after March 1, 2006. In addition, we recognized compensation cost over the remaining service periods for the portion of awards outstanding as of March 1, 2006, which was based on the grant date fair value of these options as determined in accordance with the provisions of SFAS 123.
     The following is the effect of adopting SFAS 123R as of March 1, 2006 (in thousands, except per share amounts):

	Three Months Ended	Nine Months Ended
	November 30, 2006	November 30, 2006
Cost of Goods Sold	$175	$699
R&D	111	392
SG&A	704	2,561

Decrease in operating income	$990	$3,652
Related deferred income tax benefit	294	1,072

Decrease in net income	$696	$2,580

Decrease in earnings per share — basic	$0.02	$0.07
Decrease in earnings per share — diluted	$0.02	$0.07
          No amounts relating to share-based payments have been capitalized.
          We use the Black-Scholes valuation model for estimating the fair value of the share-based payments granted with the following weighted-average assumptions:

	Three Months Ended	Nine Months Ended
	November 30, 2006	November 30, 2006
Expected Volatility	58.9%	57.7%
Expected term (in years)	3.95	3.76
Risk-free rates	4.5%	4.9%
Dividend yield	0.0%	0.0%
Forfeiture rate	8.0%	8.0%
          The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. We use a weighted average of the implied volatility, the most recent one-year volatility and the median volatility for the period of the expected life of the option to determine the expected volatility to be used in our fair value calculation. The historical volatility factor carries the largest weighting of the three factors considered. We believe that this is the best available estimate of expected volatility. The expected lives of options are determined based on our historical stock option exercise experience. We believe the historical experience method is the best estimate of future exercise patterns currently available.

          Based on the above assumptions, the weighted average fair values of the options granted under the plan for the three and nine months ended November 30, 2006 were $3.29 and $3.30, respectively.
          Estimated forfeiture rates are derived from historical forfeiture patterns. We believe the historical experience method is the best estimate of forfeitures currently available. We will record additional expense if the actual forfeitures are lower than estimated and we will record a recovery of prior expense if the actual forfeitures are higher than estimated.
     Under the modified prospective application method, results for periods prior to March 1, 2006 have not been restated to reflect the effects of implementing SFAS No. 123R. The following pro forma information, as required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the pro forma effect on income from continuing operations and related earnings per common share for the three and nine month periods ended November 30, 2005, as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for those periods (in thousands, except per share amounts):

	Three Months Ended	Nine Months Ended
	November 30, 2005	November 30, 2005
Net income, as reported	$3,625	$12,145
Less: Total stock-based compensation expense determined under fair value based methods for all awards	(2,615)	(5,854)

Pro forma net income	1,010	6,291

Net income per share:
Basic — as reported	$0.09	$0.32
Basic — pro forma	$0.03	$0.17
Diluted — as reported	$0.09	$0.31
Diluted — pro forma	$0.03	$0.16
Stock Options
          The table below summarizes activity relating to stock options for the nine months ended November 30, 2006:

			Weighted Average
		Weighted Average	Remaining	Aggregate Intrinsic
	Number of Shares	Exercise Price	Contractual Term	Value
Outstanding as of February 28, 2006	7,094,033	$8.39
Granted	2,108,060	$6.93
Exercised	(170,430)	$2.18
Forfeited and cancelled	(857,202)	$8.89

Outstanding as of November 30, 2006	8,174,431	$8.09	6.0 years	$3.5 million

Exercisable as of November 30, 2006	4,459,034	$7.99	5.4 years	$3.5 million
During the three and nine month periods ended November 30, 2006, the total intrinsic value of stock options exercised was $0.3 million and $0.8 million, respectively. The unamortized fair value of stock options as of November 30, 2006 was $8.6 million with a weighted average remaining recognition period of 2.5 years.
Restricted Stock Units
          We also granted restricted stock units under our 2005 Stock Incentive Plan. These units will vest upon the completion of the service period of two to four years from the date of grant. Each restricted stock unit granted reduces the number of shares available for future grant under the plan by two shares.
          The table below summarizes activity relating to restricted stock units for the nine months ended November 30, 2006:

		Weighted Average	Weighted Average	Aggregate
	Number of	Grant Date Fair	Remaining	Intrinsic
	RSUs	Value	Contractual Term	Value
Outstanding as of February 28, 2006	46,875	$8.20
Granted	93,750	$6.73
Vested	0
Forfeited	(4,375)	$7.68

Outstanding as of November 30, 2006	136,250	$7.21	2.4 years	$0.9 million

          Unamortized compensation expense related to outstanding restricted stock units at November 30, 2006 was $0.8 million.